July 9, 2024

Yucheng Hu
Chief Executive Officer
Mega Matrix Inc.
103 Tampines Street 86 #03-06
The Alps Residences
Singapore 528576

       Re: Mega Matrix Inc.
           Amendment No. 4 to
           Registration Statement on Form F-4
           Filed June 6, 2024
           File No. 333-271349
Dear Yucheng Hu:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 29, 2024 letter.

Amendment No. 4 to Form F-4
Risk Factors
Risk Related to Digital Assets, page 23

1. We note your response to prior comment 3 and your statement that "management decided not to hold ETH and has since sold all of its ETH. However, the Company may continue to hold USDC and/or USDT, and will continue to accept and use USDC and USDT as it would like any other currencies." Please revise to clarify the circumstances under which you will accept and use USDC and/or USDT. We also note references throughout the prospectus to "digital assets" and "cryptocurrencies" that you hold. Please revise to clarify, if true, that the only cryptocurrencies or digital assets that you will continue to hold will be USDC and/or USDT.
 July 9, 2024
Page 2

Notes to Consolidated Financial Statements
Note 1. Organization and Principal Activities, page F-7

2. We note your response to prior comment 7. We note the disclosure that you "will substantially de-emphasize [your] solo staking activities" is still included on page F-8.
       Please revise your next amendment, to clearly indicate that you ceased your staking activities and decided to dispose your Ethereum holdings or advise otherwise.
Notes to Unaudited Condensed Consolidated Financial Statements
Note 12. Operating Segments, page F-45

3. We note your disclosure on page 37 that you recognized revenue from other countries of
       $3,181,100 in the three months ended March 31, 2024. Please revise your next amendment to include the disclosure requirements in ASC 280-10-50-41 related to geographic information.
       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets